UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 13, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 1. Fundamental Changes

On July 12, 2023, a majority of the shareholders of Music Licensing, Inc. (the “Company”) adopted a Shareholder Resolution in lieu of a special meeting, approving certain fundamental changes to the Company. The shareholders approving this resolution represent more than 98.5% of all outstanding shares of the Company as of the date of its passing. A true and correct copy of the current shareholders is appended to this resolution. The Board of Directors of the Company unanimously voted in favor of the provisions herein.

The following resolutions have been approved:

1.	Approval of Executive Employment Agreement: The executive employment agreement of Jake P. Noch, President and CEO of the Company, has been approved. A copy of the signed executive employment agreement is attached to this resolution as Exhibit “A”.

2.	Re-incorporation to the Federation of St. Kitts and Nevis: The Company shall be re-incorporated to the Federation of St. Kitts and Nevis. The re-incorporation shall not affect the jurisdiction of the Company’s operations.

3.	Drafting of Articles and Bylaws: The Company shall cause to be drafted articles and bylaws to reflect the re-incorporation and comply with the laws, rules, and regulations incumbent on corporations in the Federation of St. Kitts and Nevis.

4.	Change in Regulatory Qualification: As a result of the re-incorporation outside of the United States, the Company will no longer qualify as a Regulation A Tier II Company. However, the Company shall continue to voluntarily report to the U.S. Securities and Exchange Commission. The Company’s securities counsel shall prepare the requisite filings to effectuate such change.

The foregoing resolutions have been deemed to be in the best interest of the Company. This Resolution is effective immediately and shall be kept within the books and records of the Company.

Exhibit A	Employment Agreement

Exhibit B	Shareholder Resolution in Lieu of Special Meeting July 12, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	July 13, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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